700 Anderson Hill Road	Purchase, New York 10577	www.pepsico.com
Tel. 914-253-3114

KELLY MAHON TULLIER

SVP, DEPUTY GENERAL COUNSEL

GLOBAL LEGAL OPERATIONS

February 14, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

PepsiCo, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Annual Report on Form 10-K filed on February 14, 2014. The Annual Report contains the information required by Section 13(r)(2) of the Act.

Respectfully submitted,

PEPSICO, INC.

/s/ Kelly Mahon Tullier
Name:	Kelly Mahon Tullier
Title:	Senior Vice President, Deputy General Counsel